EXHIBIT 4(b)(xvi)

[LLOYDS TSB LOGO]	Lloyds TSB Group plc 71 Lombard Street London EC3P 3BS Direct Line: 020 7356 2074 Telephone: 020 7626 1500 Facsimile: 020 7356 2080 Maarten van den Bergh Chairman

Mr. G.J.N. Gemmell

13th November, 2001

Dear Gavin,

DIRECTORSHIP

I am pleased to confirm the board’s approval of your appointment as a director of Lloyds TSB Group from 17th April, 2002, the day of our next annual general meeting, when you succeed Lawrence Urquhart as chairman of Scottish Widows Group.

The announcement, which you have already agreed, will be made tomorrow.

Alastair Michie, our company secretary, will be writing to you about certain formalities and sending you an information pack.

If a convenient time can be found, I hope there will be an opportunity for me to tell you about some of the main issues the board is currently considering. We can also discuss what “induction” you may like to have on the role of the board and the work of the group. My secretary will be in touch to seek possible dates.

I am delighted that you will be joining our board and becoming chairman of Scottish Widows Group and I look forward to welcoming you to your first Lloyds TSB Group meeting.

With kind regards,

/s/ Maarten

M.A. van den Bergh

Exhibit 4(b)(xvi)

[LLOYDS TSB LOGO]	71 Lombard Street London EC3P 3BS Telephone: 020 7626 1500 Facsimile: 020 7929 2901 Email: michiea@lloydstsb.co.uk Alastair J Michie Company Secretary

Mr. G.J.N. Gemmell

13th November, 2001

Dear Gavin,

LLOYDS TSB GROUP plc and LLOYDS TSB BANK plc

I am delighted that your appointment to the board, from 17th April, 2002, the day of our next annual general meeting, has been confirmed. Like all the other directors of the company, you have also been appointed to the board of Lloyds TSB Bank plc. The two boards meet simultaneously. You will also become a member of the audit committee on that day.

I enclose a schedule and attachments relating to your directorships. The various items should be completed and returned to me, please.

You will see from the folder which also accompanies this letter, that non-executive directors are appointed for specified terms. In your case, the board has agreed that you should serve for a term not exceeding five years, which might be renewed if both you and the board were to agree, subject to review on your relinquishing the chairmanship of Scottish Widows, if earlier, and subject also to the provisions of the Companies Act 1985 and the articles of association.

I am sorry about the formalities and hope that you will not hesitate to contact me for assistance in any of these or other matters.

With kind regards,

Your sincerely,

/s/ Alastair Michie

A.J. Michie
Secretary